--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549



                                  FORM 11-K

(MARK ONE)
  [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended December 31, 1997


                                      or

  [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to

Commission File Number: 0-4597




     Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION



                                     and


                            FOREST OIL CORPORATION
                                1600 Broadway
                                  Suite 2200
                            Denver, Colorado 80202



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Exhibits.

23.  Consent of Independent Auditors to Incorporation by Reference in Form S-8.



                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned thereto duly authorized.


                                           RETIREMENT SAVINGS PLAN OF
                                           FOREST OIL CORPORATION




Dated: June 29, 1998                       By:  /s/ Daniel L. McNamara
                                              --------------------------------
                                              Daniel L. McNamara, Member of the
                                              Administrative Committee of the
                                              Retirement Savings Plan of
                                              Forest Oil Corporation

                          RETIREMENT SAVINGS PLAN OF
                            FOREST OIL CORPORATION

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996


                 (WITH INDEPENDENT AUDITORS' REPORT THEREON)

              RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION


                              TABLE OF CONTENTS
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . .  1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS -
  December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . .  2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS -
  Years Ended December 31, 1997 and 1996 . . . . . . . . . . . . . . . .  3

NOTES TO FINANCIAL STATEMENTS - December 31, 1997 and 1996 . . . . . . .  4


SCHEDULE

  1  ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27a) -
       December 31, 1997 . . . . . . . . . . . . . . . . . . . . . . . . 12

  2  SCHEDULE OF REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27d) -
       Year Ended December 31, 1997. . . . . . . . . . . . . . . . . . . 13

                          INDEPENDENT AUDITORS' REPORT


THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION:


We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1997 and 1996, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             KPMG Peat Marwick LLP

Denver, Colorado
June 12, 1998

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                       1997           1996
                                                       ----           ----
ASSETS:
   Investments, at fair value:
   Forest Oil Corporation Common Stock              $ 2,076,156      2,811,241
   Morley GIC Fund                                    1,397,976      2,026,760
   Janus Fund                                         3,302,042      2,705,217
   Harbor International Fund                          3,142,775      2,450,840
   Dodge & Cox Balanced Fund                          1,696,533      1,360,191
   Heartland Value Fund                               2,007,257      1,319,275
   Pimco Total Return Fund                              143,264        118,698
   Chesapeake Institutional Fund                        565,095              -
                                                    -----------     ----------
                                                     14,331,098     12,792,222

   Other investments:
   Loans to participants                                308,808        400,747
   Cash and short-term investments                       21,334          3,868
                                                    -----------     ----------
      Total investments                              14,661,240     13,196,837

   Contributions receivable:
   Company                                                    -         29,184
   Participants                                               -         42,010
   Investment income receivable                              66          8,965
   Other receivables                                          -          5,554
                                                    -----------     ----------
      Total assets                                   14,661,306     13,282,550

LIABILITIES:
   Forfeitures available to the Company to reduce
     future contributions                                13,758         40,830
   Stock purchase payables                                8,589          1,181
                                                    -----------     ----------
      Total liabilities                                  22,347         42,011
                                                    -----------     ----------
      Net assets available for plan benefits,
        including distributions payable to
        participants of $251,592 in 1997 and
        $447,281 in 1996                           $ 14,638,959     13,240,539
                                                    -----------     ----------
                                                    -----------     ----------


               See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                        1997           1996
                                                        ----           ----
Additions:
   Contributions:
    Company:
      Common stock                                  $         -        328,637
      Cash                                              452,556         99,121
    Participants                                        757,181        635,526
   Dividend and interest income                       1,169,594        633,193
                                                    -----------     ----------
                                                      2,379,331      1,696,477

   Net appreciation in fair value of investments        375,672      1,181,825
                                                    -----------     ----------
      Total additions                                 2,755,003      2,878,302

Deductions:
   Distributions to participants                      1,383,655      1,232,819
   Change in value of forfeited contributions           (27,072)         2,859
                                                    -----------     ----------
      Total deductions                                1,356,583      1,235,678
                                                    -----------     ----------

      Increase in net assets available for
        plan benefits                                 1,398,420      1,642,624

Net assets available for plan benefits at
  beginning of year                                  13,240,539     11,597,915
                                                    -----------     ----------

Net assets available for plan benefits at
  end of year                                       $14,638,959     13,240,539
                                                    -----------     ----------
                                                    -----------     ----------


                  See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN

     The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a profit sharing, defined contribution plan which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to any employee of Forest Oil Corporation and its affiliates (the Company) that have adopted the Plan.

     Investment options available to participants during the years ended December 31, 1997 and 1996 are as follows:

     Forest Oil Corporation Common Stock     Common stock of Forest Oil
                                              Corporation
     Morley GIC Fund                         Collective trust consisting of
                                              guaranteed insurance contracts
     Janus Fund                              Mutual fund consisting primarily of
                                              common stock and similar equity
                                              securities
     Harbor International Fund               Mutual fund consisting of non-U.S.
                                              equity securities
     Dodge & Cox Balanced Fund               Mutual fund consisting primarily of
                                              common stock and bonds
     Heartland Value Fund                    Mutual fund consisting primarily of
                                              equity securities with market
                                              capitalizations of less than
                                              $300,000,000
     Pimco Total Return Fund                 Mutual fund consisting of fixed
                                              income securities with a portfolio
                                              duration of three to six years
     Chesapeake Institutional Fund           Mutual fund consisting primarily of
                                              common and preferred stocks and
                                              convertible securities of medium
                                              and large capitalization companies
                                              (new investment option effective
                                              October 1, 1997)

Employees enrolled in the Plan may elect to defer from 1% to 10% of their compensation, subject to defined limits, on a pre-tax basis as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contributions made by or on behalf of each participant limited to 5% of the participant's compensation (Company Matching Contribution). At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, the Company Matching

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN (CONTINUED)

     Contribution shall be made in cash, in shares of Forest Oil Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock.

     Prior to January 1, 1996, pursuant to the Forest Oil Corporation Annual Incentive Plan (the Incentive Plan), the Company could contribute, for each Plan Year, a Company Profit-Sharing Contribution determined at the sole discretion of the Executive Committee of the Company's Board of Directors. The Company Profit-Sharing Contribution, if any, was in addition to the Company Matching Contribution and was allocated among certain qualifying participants based on compensation. The Incentive Plan was terminated effective January 1, 1996.

     Company matching and profit-sharing contributions made for a participant's account are vested under certain conditions, including a graduated schedule whereby full vesting occurs upon the completion of five years of service. Nonvested Company matching and profit-sharing contributions are subject to forfeiture under certain conditions and forfeited balances are available to reduce succeeding Company matching contributions to the Plan. A participant is fully vested in their own contributions at all times.

     Expenses associated with the administration and investment activities of the Plan are paid by the Company.

     The Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of Company matching contributions to the Plan, the balances of the affected members under the Plan as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's accounts shall be distributed as the Administrative Committee shall direct, to the participant or for the participant's benefit, or shall continue to be held in trust for the participant's benefit.

     The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     In the course of preparing the financial statements of the Plan, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities and changes in net assets available for plan benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

     VALUATION OF INVESTMENTS

     For financial reporting purposes, investments are recorded at fair value based on quoted market prices, or, in the case of the Morley GIC Fund, based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

     Investments in the Morley GIC Fund are based on contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in the Morley GIC Fund is estimated to be approximately equal to the contract value at December 31, 1997 and 1996. The average yield and crediting interest rates were approximately 6.0% and 6.4% for 1997 and 1996, respectively.

     Investments in the Morley GIC Fund, the Janus Fund, the Harbor International Fund, the Dodge & Cox Balanced Fund, the Heartland Value Fund, the Pimco Total Return Fund, and the Chesapeake Institutional Fund are represented by units. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     LOANS TO PARTICIPANTS

     Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts except the Company Profit Sharing Contributions Account. Each loan is evidenced by a promissory note. Interest is fixed throughout the maximum 60-month term of each loan at 1% per annum over the Chase Manhattan prime rate in effect at the end of the month preceding inception of the loan. All outstanding loans must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

(3)  INVESTMENTS

     The Plan's investments are held in a bank-administered trust fund. During 1997 and 1996, the Plan's investments appreciated in fair value by $375,672 and $1,181,825, respectively, as follows:

                                                Net appreciation
                                                 (depreciation)
                                                  in fair value    Fair value at
                                                 during the year    end of year
                                                -----------------  -------------
     Year ended December 31, 1997:
        Forest Oil Corporation Common Stock         $ (164,285)     2,076,156
        Morley GIC Fund                                102,428      1,397,976
        Mutual funds:
           Janus Fund                                   56,844      3,302,042
           Harbor International Fund                   268,568      3,142,775
           Dodge & Cox Balanced Fund                   187,615      1,696,533
           Heartland Value Fund                         97,411      2,007,257
           Pimco Total Return Fund                       2,553        143,264
           Chesapeake Institutional Fund              (175,462)       565,095
                                                    ----------     ----------
                                                    $  375,672     14,331,098
                                                    ----------     ----------
                                                    ----------     ----------
     Year ended December 31, 1996:
        Forest Oil Corporation Common Stock         $  535,695      2,811,241
        Morley GIC Fund                                117,454      2,026,760
        Mutual funds:
           Janus Fund                                  118,436      2,705,217
           Harbor International Fund                   242,305      2,450,840
           Dodge & Cox Balanced Fund                    56,704      1,360,191
           Heartland Value Fund                          1,725      1,319,275
           Pimco Total Return Fund                       1,561        118,698
           Fidelity Asset Manager Fund                 113,132              -
           Pimco Low Duration Fund                      (5,187)             -
                                                    ----------     ----------
                                                    $1,181,825     12,792,222
                                                    ----------     ----------
                                                    ----------     ----------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(3)  INVESTMENTS (CONTINUED)

     The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:

                                                       1997            1996
                                                       ----            ----
     Forest Oil Corporation Common Stock             $2,076,156      2,811,241
     Morley GIC Fund                                  1,397,976      2,026,760
     Janus Fund                                       3,302,042      2,705,217
     Harbor International Fund                        3,142,775      2,450,840
     Dodge & Cox Balanced Fund                        1,696,533      1,360,191
     Heartland Value Fund                             2,007,257      1,319,275


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(4)  FUNDS SUMMARY

     The changes in net assets available for plan benefits by investment option for the year ended December 31, 1997 are summarized as follows:


                                                                       Harbor    Dodge &                Pimco   Chesapeake  Loans
                                     Forest Oil                        Inter-      Cox      Heartland   Total    Institu-    to
                                    Corporation   Morley     Janus    national   Balanced    Value      Return    tional   Partici-
                           Total    Common Stock GIC Fund    Fund       Fund       Fund       Fund       Fund      Fund     pants
                        ----------- ------------ --------    -----    --------   --------   ---------   ------  ---------- --------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT JANUARY 1, 1997     $13,240,539  2,822,532  1,990,815  2,728,214  2,472,363  1,370,909  1,335,336   119,623         -   400,747

Additions:
  Contributions:
    Company -
     cash                   452,556     48,409     23,655    110,936    109,378     58,697     88,258     4,608     8,615         -
    Participants            757,181     80,634     37,079    188,609    184,724     95,973    151,536     6,165    12,461         -
  Dividend and
    interest income       1,169,594        607      2,665    544,829    109,488    134,214    256,964    14,814    74,070    31,943

Net appreciation
 (depreciation) in
 fair value of
 investments                375,672   (164,285)   102,428     56,844    268,568    187,615     97,411     2,553  (175,462)        -
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

       Total additions    2,755,003    (34,635)   165,827    901,218    672,158    476,499    594,169    28,140   (80,316)   31,943
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

Deductions:
  Distributions to
   participants           1,383,655    142,902    648,882    268,415    168,932    106,801     30,554     9,203         -     7,966
  Change in value
   of forfeited
   contributions            (27,072)     4,675    (37,306)     1,367        691        223      3,236        42         -         -
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

       Total deductions   1,356,583    147,577    611,576    269,782    169,623    107,024     33,790     9,245         -     7,966
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

Transfers (including
 loan activity)                   -   (557,742)  (149,070)   (58,934)   167,228    (44,004)   108,317     4,704   645,411  (115,910)
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 DECEMBER 31, 1997      $14,638,959  2,082,578  1,395,996  3,300,716  3,142,126  1,696,380  2,004,032   143,222   565,095   308,814
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------
                        -----------  ---------  ---------  ---------  ---------  ---------  ---------   -------  --------  --------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(4)  FUNDS SUMMARY, CONTINUED

     The changes in net assets available for plan benefits by investment option for the year ended December 31, 1996 are summarized as follows:

                                  Forest Oil                      Harbor   Dodge &             Pimco   Fidelity    Pimco      Loans
                                 Corporation                      Inter-     Cox     Heartland Total    Asset       Low        to
                                   Common     Morley     Janus   national  Balanced   Value    Return   Manager   Duration   Partic-
                        Total      Stock     GIC Fund    Fund      Fund      Fund      Fund     Fund     Fund       Fund      ipants
                     ----------- ----------- --------    -----   --------  --------  --------- ------  --------   --------   -------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT JANUARY 1, 1996  $11,597,915  2,539,853  1,904,730 2,322,071 1,418,653         -         -       -  2,693,126   354,626  364,856

Additions:
  Contributions:
    Company:
      Common stock       328,637    328,637          -         -         -         -         -       -          -         -        -
       cash               99,121      8,946      5,599    26,539    24,568    13,314    18,829   1,326          -         -        -
     Participants        635,526     64,215     66,494   183,153   129,916    18,308    30,352   1,576    119,950    21,562        -
  Dividend and
   interest income       633,193        623      1,962   319,051    93,406    30,676    83,153   2,086     51,379    15,733   35,124

Net appreciation
 (depreciation)
 in fair value of
 investments           1,181,825    535,695    117,454   118,436   242,305    56,704     1,725   1,561    113,132    (5,187)       -
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

     Total additions   2,878,302    938,116    191,509   647,179   490,195   119,002   134,059   6,549    284,461    32,108   35,124
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

Deductions:
  Distributions to
   participants        1,232,819     84,025    221,930   570,263    86,169         -         -       -    235,962    20,081   14,389
  Change in value
   of forfeited
   contributions           2,859    (37,972)    40,831         -         -         -         -       -          -         -        -
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

     Total deductions  1,235,678     46,053    262,761   570,263    86,169         -         -       -    235,962    20,081   14,389
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

Transfers (including
 loan activity)                -   (609,384)   157,337   329,227   649,684 1,251,907 1,201,277 113,074 (2,741,625) (366,653)  15,156
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS,
 DECEMBER 31, 1996   $13,240,539  2,822,532  1,990,815 2,728,214 2,472,363 1,370,909 1,335,336 119,623          -         -  400,747
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------
                     -----------  ---------  --------- --------- --------- --------- --------- ------- ----------  --------  -------

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(5)  RECONCILIATION TO INTERNAL REVENUE SERVICE (IRS) FORM 5500

     Distributions payable to terminated employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits; therefore, distributions payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, distributions to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, distributions include amounts payable to terminated participants.

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                           1997        1996
                                                           ----        ----
     Net assets available for plan benefits per the
       financial statements                            $14,638,959   13,240,539
     Amounts allocated to withdrawing participants        (251,592)    (447,281)
                                                       -----------    ----------
     Net assets available for benefits per the
       Form 5500                                       $14,387,367    12,793,258
                                                       -----------    ----------
                                                       -----------    ----------

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year ended December 31,
                                                             1997       1996
                                                             ----       ----
     Benefits paid to participants and the change
       in value of forfeited contributions per the
       financial statements                               $1,356,583  1,235,678
     Add:  Amounts allocated to withdrawing participants
     at December 31, 1997 and 1996, respectively             251,592    447,281
     Less:  Amounts allocated to withdrawing participants
     at December 31, 1996 and 1995, respectively            (447,281)   (99,952)
                                                          ----------  ---------
     Benefits paid to participants per the Form 5500      $1,160,894  1,583,007
                                                          ----------  ---------
                                                          ----------  ---------

(6)  FEDERAL INCOME TAXES

     The IRS has issued a determination letter dated April 24, 1996 indicating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

                                                                      SCHEDULE 1

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27A)
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                             Number
                                            of Shares                   Fair
                                             or Units       Cost        Value
                                            ---------   -----------   ---------
Forest Oil Corporation Common Stock          125,828    $ 2,027,669   2,076,156

GIC pooled funds -
  Morley GIC Fund                             74,301      1,136,316   1,397,976

Mutual funds:
  Janus Fund                                 132,612      3,026,467   3,302,042
  Harbor International Fund                   87,640      2,486,735   3,142,775
  Dodge & Cox Balanced Fund                   25,405      1,507,047   1,696,533
  Heartland Value Fund                        59,264      1,928,915   2,007,257
  Pimco Total Return Fund                     13,515        141,420     143,264
  Chesapeake Institutional Fund               35,143        740,199     565,095
                                                        -----------  ----------
                                                          9,830,783  10,856,966
Money market funds -
  State Street Short-Term Investment Funds    21,334         21,334      21,334

Loans to participants                                       308,808     308,808
                                                        -----------  ----------

  TOTAL INVESTMENTS                                     $13,324,910  14,661,240
                                                        -----------  ----------
                                                        -----------  ----------


                See accompanying Independent Auditors' Report.

                                                                      SCHEDULE 2

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

SCHEDULE OF REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27D)
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                    Proceeds       Net
                                                         Cost of      from       Realized
 Description of Asset     Description of Transaction    Purchases     Sales     Gain (Loss)
 --------------------     --------------------------    ---------   --------    -----------
Forest Oil Corporation    Aggregate of 15 purchases    $  188,256    758,975     (37,870)
  Common Stock            and 14 sales

Morley GIC Fund           Aggregate of 16 purchases       150,999    881,020      27,405
                          and 14 sales

Janus Fund                Aggregate of 28 purchases     1,006,333    423,944      35,322
                          and 21 sales

Harbor International      Aggregate of 31 purchases       659,517    232,420      22,666
  Fund                    and 16 sales

Dodge & Cox Balanced      Aggregate of 30 purchases       525,891    372,047      40,216
  Fund                    and 13 sales

Heartland Value Fund      Aggregate of 26 purchases       741,312    147,241      20,557
                          and 10 sale

Chesapeake Institutional  Aggregate of 8 purchases        749,306      8,748        (358)
  Fund                    and 1 sales



                See accompanying Independent Auditors' Report.

                                EXHIBIT INDEX



    Exhibit 23.  Consent of KPMG Peat Marwick LLP.